Exhibit 99.5

THE SKYVIEW 10
18th Floor, “NORTH LOBBY”
Survey No. 83/1, Raidurgam
Hyderabad - 500 032, India

Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter ended 30 June 2025 (the “Statement”), attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271
UDIN: 25213271BMISTJ1312

Place: Hyderabad
Date: July 23, 2025

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel	: +91 40 4900 2900
Fax	: +91 40 4900 2999
Email	: mail@drreddys.com
www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2025

All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2025	31.03.2025	30.06.2024	31.03.2025
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Sales	77,520	54,063	58,076	218,448
	b) License fees and service income	367	1,400	163	12,020
	c) Other operating income	208	166	173	686
	Total revenue from operations	78,095	55,629	58,412	231,154

2	Other income	3,983	4,144	2,178	10,034
	Total income (1 + 2)	82,078	59,773	60,590	241,188

3	Expenses
	a) Cost of materials consumed	11,355	9,426	9,111	37,997
	b) Purchase of stock-in-trade	6,638	5,347	7,403	24,399
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(2,129)	822	(1,261)	(1,739)
	d) Employee benefits expense	8,873	7,971	8,559	32,875
	e) Depreciation and amortisation expense	2,798	2,645	2,498	10,394
	f) Impairment of non current assets, net	-	1,036	-	1,036
	g) Finance costs	192	311	71	1,099
	h) Other expenses	14,988	16,597	15,070	62,768

	Total expenses	42,715	44,155	41,451	168,829

4	Profit before tax (1 + 2 - 3)	39,363	15,618	19,139	72,359

5	Tax expense / (benefit)
	a) Current tax	9,417	3,643	4,666	17,905
	b) Deferred tax	334	(32)	301	960

6	Net profit for the period / year (4 - 5)	29,612	12,007	14,172	53,494

7	Other comprehensive income / (loss)
	a) (i) Items that will not be reclassified to profit or loss	-	(103)	-	(103)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	26	-	26
	b) (i) Items that will be reclassified to profit or loss	248	1,046	55	234
	(ii) Income tax relating to items that will be reclassified to profit or loss	(63)	(263)	(14)	(59)
	Total other comprehensive income / (loss)	185	706	41	98

8	Total comprehensive income (6 + 7)	29,797	12,713	14,213	53,592

9	Paid-up equity share capital (face value Re. 1/- each)	835	834	834	834

10	Other equity				287,732

11	Earnings per equity share (face value Re. 1/- each)

	Basic	35.59	14.41	17.02	64.22
	Diluted	35.54	14.39	16.99	64.13
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2025	31.03.2025	30.06.2024	31.03.2025
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Global Generics	72,241	48,287	52,447	204,602
	b) Pharmaceutical Services and Active Ingredients	7,103	9,140	8,520	33,904
	c) Others	257	45	61	1,410
	Total	79,601	57,472	61,028	239,916

	Less: Inter-segment revenue	1,506	1,843	2,616	8,762
	Total revenue from operations	78,095	55,629	58,412	231,154

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Global Generics	38,387	15,231	19,667	69,966
	b) Pharmaceutical Services and Active Ingredients	(221)	256	(70)	353
	c) Others	226	47	97	1,419
	Total	38,392	15,534	19,694	71,738

	Less: (i) Finance costs	192	311	71	1,099
	(ii) Other un-allocable (income) / expenditure, net	(1,163)	(395)	484	(1,720)
	Total profit before tax	39,363	15,618	19,139	72,359

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited standalone financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with the Indian Accounting Standards (''Ind AS'') prescribed under Section 133 of the Companies Act, 2013 ("the Act'') read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India ("SEBI'') were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 23 July 2025. The Statutory Auditors have carried out a limited review on the unaudited standalone financial results and issued unmodified report thereon.

2	"License fees and service income" for the year ended 31 March 2025 includes:

a. an amount of Rs. 8,113 million (excluding GST) received as a consideration towards transfer of its nutraceutical and vitamins, minerals, herbals, and supplements portfolio to Dr. Reddy's and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”) as part of the definitive agreement. This transaction pertains to Company’s Global Generics segment.

b. an amount of Rs.1,266 million received as a milestone payment upon U.S.FDA approval of DFD 29, in accordance with the license and collaboration agreement dated 29 June 2021 with Journey Medical Corporation. This transaction pertains to the Company’s Others segment.

3	"Impairment of non-current assets, net" for the year ended 31 March 2025 primarily includes:

a. an impairment loss of Rs. 862 million towards investment in equity shares and preference shares in the subsidiary, Svaas Wellness Limited, consequent to management's decision to scale down the business operations of certain digital initiatives. This impairment loss pertains to the Company’s Others segment.

b. an impairment loss of Rs. 174 million, consequent to adverse market conditions with respect to certain product related intangibles forming part of the Company’s Global Generics segment.

DR. REDDY'S LABORATORIES LIMITED

4	The Board of Directors of the Company, in their meeting on 27 July 2024, approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), with shareholder approval obtained via postal ballot on 12 September 2024. Consequently, w.e.f. 28 October 2024, the authorized share capital, the paid-up share capital, and the treasury shares were adjusted accordingly. As on 30 June 2025, the closing number of fully paid-up shares and treasury shares were 834,581,775 and 2,210,925 respectively.

Further, each American Depositary Share (ADS) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADSs held by an American Depositary Receipt(ADR) holder would consequently increase in proportion to the increase in number of equity shares.

The impact of the stock split has been considered for all periods presented, and the EPS (both basic and diluted) for the three months ended 30 June 2024 has been restated based on the revised face value of Rupee One per share, in accordance with Ind AS 33 – 'Earnings per Share', and rounded off to the nearest decimals.

5	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

6	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

7	The figures for the quarter ended 31 March 2025 are the balancing figures between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which were subject to limited review.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	23 July 2025	Co-Chairman & Managing Director